Via Facsimile and U.S. Mail
Mail Stop 4720

December 23, 2009

Mr. Angus Russell
Chief Executive Officer
Shire PLC
5 Riverwalk
Citywest Business Campus
Dublin 24
Republic of Ireland

Re: Shire PLC
        Form 10-Q for the Period Ended September 30, 2009
        Filed November 6, 2009
        File No. 0-29630

Dear Mr. Russell:

We have completed our review of your Form 10-Q for September 30, 2009 and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant